Via EDGAR

August 20, 2013

U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Andrew D. Mew

Re:    HSN, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 21, 2013
Definitive Proxy Statement filed on Schedule 14A
Filed March 25, 2013
File No. 001-34061

Dear Mr. Mew:

On behalf of HSN, Inc. (the "Company"), the following are responses to the comments of the staff of the Securities and Exchange Commission's Division of Corporation Finance (the "Staff") received by letter dated July 23, 2013 with respect to the Form 10-K for the fiscal year ended December 31, 2012 filed on February 21, 2013 and with respect to the Definitive Proxy Statement filed on Schedule 14A filed on March 25, 2013. The Staff's comments and the Company's responses thereto are set forth below.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations, page 20

1. We note you generate sales primarily from television, digital commerce and catalogs. Please tell us what consideration you have given to separately quantifying the platform from which your sales were generated to enable investors to better understand your results of operations, trends and to ascertain the likelihood that past performance is indicative of future performance. We refer you to the guidance outlined in Item 303(a)(3) of Regulation S-K and SEC Release Number 33-8350.

The Company is a multi-channel retailer that sells primarily through three platforms--television, digital and catalogs. The Company is comprised of two reportable segments, HSN and Cornerstone. At HSN, revenues are generated primarily through television and digital platforms. At Cornerstone, revenues are generated primarily through catalog and digital platforms. Television revenues generally include all HSN orders placed through the telephone. Catalog revenues include all Cornerstone orders placed through our Cornerstone call centers, regardless of whether demand originated through our catalogs, internet websites or mobile applications. Digital revenues for each segment include all orders placed directly through the internet websites and mobile applications. Customers that view our HSN television program or Cornerstone catalogs not only place their orders by telephone, but they also place their orders through our digital channels. Likewise, customers that use our mobile applications or other digital channels may elect to place their order over the telephone. Each of our segments leverages its content across multiple platforms in an effort to create a seamless customer experience. The availability of call centers, websites, and other technologies from which our customers may place orders is designed to enhance and support the Company's overall sales and merchandising strategies as a direct-to-consumer retailer.
The trend of our business has been toward (and we believe will continue to include) a greater concentration of digital penetration, and we continue to invest in the growth of our digital platform as a strategic focus. Accordingly, in our Form 10-K for the year ended December 31, 2012, and other recent quarterly and annual filings, we quantified the growth of our sales through the digital channel and the digital penetration for each of our segments in our Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”). We believe digital sales growth is a meaningful trend to our investors as it is a key strategic growth driver of new customer acquisition and engagement. We also disclosed in the MD&A the increase in digital marketing expenses and the capital expenditures related to investments in digital technology.
We believe separately disclosing revenues from various origination channels could misleadingly imply that the revenue streams are clearly distinct and unrelated. We also believe that a presentation of sales originating from each platform could inappropriately imply that management views and manages its business as three separate channels, rather than that of two direct-to-consumer retailers which offer multiple product selection, search and ordering platforms as a part of its strategy of a seamless customer experience. While we believe that the growth of our digital business is an integral part of our current and future strategies, we do not believe that separately reporting digital sales will enable investors to better understand our results of operations.

2. We note digital sales grew 13% in 2012. Please tell us what sources of revenue are included within digital sales and in future filings expand your disclosure to clearly define digital sales.
Digital sales are comprised of the following sources of revenue:

•	Sales placed through our internet websites; and

•	Sales placed through mobile applications, including tablets and smart phones.

In response to the Staff's request to expand our disclosure to clearly define digital sales, in future filings, beginning with the Form 10-Q for the quarter ending September 30, 2013, the Company will include the following disclosure in its MD&A:
“Digital sales include sales placed through our internet websites and our mobile applications, including tablets and smart phones.”

Liquidity and Capital Resources, page 25

3. Please revise future filings to provide more robust disclosure and analysis of the underlying reasons for changes in your cash flows and to better explain the variability in your cash flows. For example, we note net cash provided by operating activities decreased due to increased working capital requirements including increased Flexpay usage. Please explain in greater detail how the increased Flexpay usage has impacted your cash flows, including accounts receivable collections and whether you expect this trend to continue. Refer to Section IV of our Release 33-8350.

The Company acknowledges the guidance in Section IV of SEC Release 33-8350. In future filings, beginning with the Form 10-Q for the quarter ending September 30, 2013, the Company will provide more robust disclosure and analysis of the underlying reasons for material changes in our cash flows and better explain the variability in our cash flows.

In response to the question about the impact that increased Flexpay usage had on our cash flows, it increased our cash requirements. Flexpay is an installment program at HSN which allows customers to pay for select merchandise in two to six interest-free, monthly payments. As we disclosed in the Net Sales discussion in the MD&A included in our Form 10-K for the year ended December 31, 2012, the Company provided its customers with payment alternatives (i.e., Flexpay) in an effort to increase customer acquisition and retention. This initiative of offering additional Flexpay opportunities to our customers was a primary contributor to the increase in accounts receivable as of December 31, 2012.

Cash flows from the sales cycle in total do not change materially due to the increased usage of Flexpay, but the collection of the sales proceeds gets delayed by using the Flexpay alternative. The quality of our Flexpay portfolio is affected by several factors (including general economic conditions). We have not experienced any significant deterioration in our Flexpay aging or increase in our write-offs of the portfolio in 2013.

Although the Company had some level of success from its Flexpay initiative, it is not possible to predict or estimate a reliable trend as it relates to the Company's future Flexpay strategies.

Item 8. Financial Statements and Supplementary Data, page 31

Note 7 - Long-Term Debt, page 46

4. We note your disclosure regarding the Credit Agreement and the restrictions on you and your subsidiaries. Please explain to us the extent you considered whether the restrictions require you to provide Schedule I, condensed financial information. See Rule 5-04(c) of Regulation S-X.
We have considered the guidance in Rule 5-04(c) of Regulation S-X in relation to our Credit Agreement and the restrictions on the Company and its subsidiaries.  We evaluated provisions that could potentially restrict our subsidiaries' ability to transfer funds to the parent in the form of loans, advances or cash dividends without the consent of a third party.  Based on this assessment, there are no terms in our Credit Agreement that limit our subsidiaries' ability to pay or transfer loans, advances or cash dividends to the Company.
Regarding the need to provide Schedule I as discussed in Rule 5-04(c) of Regulation S-X, we note that the restricted net assets of our consolidated subsidiaries as of December 31, 2012 did not exceed 25 percent of consolidated net assets threshold and thus Schedule I was not required.
In future filings, beginning with the Form 10-Q for the quarter ending September 30, 2013, the Company will amend its disclosure on Long-Term Debt to include the additional disclosure (indicated by the underscore):
“The Credit Agreement includes various covenants, limitations and events of default customary for similar facilities including a maximum leverage ratio of 3.00x and a minimum interest coverage ratio of 3.00x. HSNi was in compliance with all such covenants as of December 31, 2012, with a leverage ratio of 0.80x and an interest coverage ratio of 16.72x.  The Credit Agreement also contains covenants that limit our ability and the ability of our subsidiaries to, among other things, incur additional indebtedness, pay dividends or make other distributions to third parties, repurchase or redeem our stock, make investments, sell assets, incur liens, enter into agreements restricting our subsidiaries' ability to pay dividends, enter into transactions with affiliates and consolidate, merge or sell all or substantially all of our assets.  Dividend payments, loans or advances to HSNi by a subsidiary are not restricted by the Credit Agreement.”

Note 16 - Shareholders' Equity, page 59

5. We note you repurchased 5.5 million and 0.8 million shares of common stock during 2012 and 2011, respectively, and you charged the entire excess amount over par value to additional paid-in capital. Please tell us and disclose your accounting policy for the common stock repurchased and advise us how you considered the guidance within ASC 505-30-30-8 in formulating your policy.

The Company's board of directors, who approved and authorized our share repurchase program, determined the shares repurchased would be immediately retired. The Company is subject to the Delaware General Corporation Law (“DGCL”). Under the DGCL, retired shares are shares of stock of a corporation that are issued and fully paid and are later repurchased by the corporation by applying “capital” in connection with such repurchase. The excess purchase price over capital should be applied to “capital surplus.” The determination of what constitutes capital and what constitutes capital surplus is determined by the board of directors of a corporation in accordance with §§154 and 244 of the DGCL with one exception; an amount equal to the par value of all shares with par value must be allocated to capital. “Surplus” is defined under §244 of the DGCL to be, “The excess, if any, at any given time, of the net assets of the corporation over the amount so determined to be capital shall be surplus.” This definition implies surplus is equal to the Company's additional paid-in capital and retained earnings (or accumulated deficit).

The Company referred to ASC 505-30-30-8 and the DGCL in formulating its accounting policy related to its share repurchase program. ASC 505-30-30-8 states, “When a corporation's stock is retired, or repurchased for constructive retirement…, an excess of repurchase price over par or stated value may be allocated between additional paid-in capital and retained earnings. Alternatively, the excess may be charged entirely to retained earnings in recognition of the fact that a corporation can always capitalize or allocate retained earnings for such purposes.” In accordance with ASC 505-30-30-8 and the DGCL, the Company applied the par value of the repurchased and retired shares to capital, or common stock. As required by the DGCL, the excess of repurchase price over par value must be applied to capital surplus. However, since the Company has had an accumulated deficit since inception of the share repurchase program, the Company determined its additional paid-in capital represents the only available capital surplus to which the excess can be applied. As such, until such time the Company has retained earnings, the excess purchase price over par value is applied to additional paid-in capital.

In future filings, beginning with the Form 10-Q for the quarter ending September 30, 2013, the Company will provide the following disclosure of its accounting policy related to its share repurchase program.

“Shares repurchased pursuant to HSNi's share repurchase program are immediately retired upon purchase. Repurchased common stock is reflected as a reduction of stockholders' equity. HSNi's accounting policy related to its share repurchases is to reduce its common stock based on the par value of the shares and to reduce its capital surplus for the excess of the repurchase price over the par value. Since the inception of its share repurchase program in September 2011, HSNi has had an accumulated deficit balance; therefore, the excess over the par value has been applied to additional paid-in capital. Once HSNi has retained earnings, the excess will be charged entirely to retained earnings.”

Definitive Proxy Statement filed on Schedule 14A

Compensation Discussion & Analysis, page 23

Short-Term Incentive Compensation Program, page 29

6. In future filings, please disclose the amount of the Adjusted EBITDA target (or any successor targets). In this regard, we note that in your disclosure for fiscal 2012 you provide investors with enough information for them to calculate the Adjusted EBITDA target, based upon your disclosure on page 24 that actual Adjusted EBITDA for fiscal 2012 of $324.3 million constituted 96.2% of the target, which indicates that the target was approximately $337.1 million, but you do not disclose the target. In addition, in future filings, to the extent that you continue to use individual performance goals, please provide a description of the individual performance goals for each executive.

In future filings, beginning with the next Definitive Proxy Statement filed on Schedule 14A (“Proxy Statement”), when describing the amount paid pursuant to the Company's short-term incentive program in the preceding year, we will disclose the Adjusted EBITDA target as it represents a material component of our short-term incentive plan.
As it relates to the Company's use of individual performance goals in our short-term incentive plan, we disclosed on page 29 of our Proxy Statement filed on March 25, 2013 (“2013 Proxy Statement”) that annual bonuses are based primarily on financial performance goals, specifically, Adjusted EBITDA.  Also, as disclosed on page 30 of our 2013 Proxy Statement, 20% of the annual bonuses for our NEOs (other than our CEO) are based on individual performance.  A qualitative assessment of an NEO's individual performance is made by the CEO and the Compensation Committee of the Board of Directors and is based, in part, on the NEO's individual contribution to the Company's performance against its Adjusted EBTIDA target.  The achievement of qualitative goals not tied directly to Adjusted EBITDA is not material within the context of the Company's executive compensation policies or decisions as a whole.  We do not believe that the disclosure of these non-Adjusted EBITDA-related goals that may, but not necessarily, be considered in determining the annual bonuses is material to an investor's overall understanding of the Company's compensation objectives and policies.

Long-Term Incentive Program, page 31

7. We note your disclosure “the number of SARS and RSUs awarded is not contingent upon the achievement of any performance metric but, instead, is based on a target percentage of base salary.” For each executive, please provide us with their target percentage and how the compensation committee determined that percentage, and to the extent material, please include this type of information in future filings.

With respect to equity awards pursuant to the Company's long-term incentive program (“LTIP”), below you will find a schedule identifying the target as a percentage of base salary for each of the Company's named executive officers.

Executive Officer                Target
Mindy Grossman                250%
Judy A. Schmeling                120%
Gregory J. Henchel                100%
Lisa A. Letizio                    100%

The Compensation Committee approved the target percentage after consultation with management and the committee's compensation consultants and review of executive compensation for those companies within the Company's peer group. The Compensation Committee believes that these target levels are consistent with the Company's philosophy of developing compensation programs that will, among other things, attract, retain and motivate talent.
We will include this information in future filings, beginning with the next Definitive Proxy Statement filed on Schedule 14A.

8. Please provide us with the performance goals or targets for each executive for the long-term performance cash awards disclosed in the 2012 row of the summary compensation table in respect of both 2012 and 2011 performance, and to the extent material, please include this type of information in future filings.

The performance metric for the performance cash component of the LTIP disclosed in the 2012 row of the summary compensation table is a three-year relative total shareholder return, or TSR. More specifically, the Company will compare its TSR during the three-year performance period to the TSR of the companies listed in the Standard and Poor's 500 Retail Index for the three-year period commencing January 1, 2012 and ending December 31, 2014. The performance cash payout level will be determined based on percentile ranking of the Company's TSR relative to the TSR of the comparator companies over the course of the performance period. Solely for purposes of illustration, if the Company's TSR ranking is in the 60th percentile (i.e. 60% of the comparator companies achieved TSR rankings at or below the Company's TSR ranking), the performance cash payout level will be 125.0%. We will include this information in future filings, beginning with the next Definitive Proxy Statement filed on Schedule 14A.
We acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss our response. Please contact Michael Attinella at 727-872-7609 if you have any questions regarding our response.

Sincerely,
HSN, Inc.

By:      /s/ Judy A. Schmeling
Judy A. Schmeling
Chief Operating Officer and Chief Financial Officer